Exhibit 3.3

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1.	Name of Corporation:

RICH HOLDINGS GROUP, INC.

2.	The articles have been amended as follows (provide article numbers, if applicable):

“1.	The name of the corporation is: American Fortune Holdings Corporation”

3.

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:

4,860,800 (out of 5,000,000 issued and outstanding)

4.	Effective date of filing (optional):

5.	Officer Signature: /s/ Chen De Xing, Chen De Xing, President

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